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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                       Commission File Number  1-31926
                                                             -------------------


                          Ispat Inland Inc. ("Inland")
                 (merged with and into renamed successor company
                   Mittal Steel USA Inc. on December 31, 2005)
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                               3210 Watling Street
                           East Chicago, Indiana 46312
          (address prior to merger with and into Mittal Steel USA Inc.)
--------------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                   Senior Secured Floating Rate Notes due 2010
                      9 3/4% Senior Secured Notes due 2014
--------------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)



--------------------------------------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)    [ ]          Rule 12h-3(b)(1)(i)       [ ]
        Rule 12g-4(a)(1)(ii)   [ ]          Rule 12h-3(b)(1)(ii)      [ ]
        Rule 12g-4(a)(2)(i)    [ ]          Rule 12h-3(b)(2)(i)       [ ]
        Rule 12g-4(a)(2)(ii)   [ ]          Rule 12h-3(b)(2)(ii)      [ ]
                                            Rule 15d-6                [X]



Approximate number of holders of record as of the certification or notice date:

0
--------------------------------------------------------------------------------

Explanatory note: This Form 15 is being filed as a result of the merger of Inland with and into Mittal Steel USA Inc. on December 31, 2005 (the "Merger"). In connection with the Merger, Mittal Steel USA Inc. assumed the obligations of Inland as the guarantor of the securities covered by this Form, and consequently there are no longer any holders of such securities guaranteed by Inland.



Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  January 18, 2006                 By:    /s/ Carlos M. Hernandez
      ------------------------------        ------------------------------------
                                        Name:  Carlos M. Hernandez
                                        Title: General Counsel & Secretary



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.





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